EXHIBIT 4.14

xybernaut corporation
12701 Fair Lakes Circle
Suite 550
Fairfax, Virginia  22033

Tel  703-631-6925
Fax  703-995-3662
www.xybernaut.com

[LOGO]

         August 7, 2002


         James Ralabate, Esquire
         5792 Main Street
         Williamsville, NY  14221

         Re:      Revision to Billing terms

         Dear Jim:

         In follow-up to your letter of July 16, 2002 proposing the flat fee arrangement, as well as our discussions with Ed, this is to confirm the new fee arrangement effective August 1, 2002.

         We have agreed that Xybernaut will be billed a flat fee for all legal services rendered effective August 1, 2002. The annual fee of $400,000 that has been agreed to will be paid pro-rata on a monthly basis at the end of each month that services are rendered. When our financial condition changes we can discuss weekly or bi-monthly payments. The fees owed to your firm through close of July 2002 in the amount of approximately $80,000 (less whatever has been paid against this to date) will be paid as a priority from our next round of financing and in increments as can be afforded until that time. We understand that we will be receiving billings directly from our foreign associates and related to US filings for the payment of maintenance fees, filing fees etc. and will pay those directly from this point forward. Please continue to provide us with information you receive related to these fees so we can confirm they are properly payable when received. We further understand that in addition to the flat fee we will be billed for expenses incurred outside of your regular office overhead.

         Lastly, Ed has agreed to transfer to you 100,000 share of unregistered, Xybernaut common stock which we will endeavor to include for registration in our next registration statement. Trademark work being performed for the Company by Ms. Bader is unaffected by this new billing arrangement.

         Thank you for this agreement to assist Xybernaut in this interim period. Your advice and counsel is always appreciated.

         Sincerely,


         H. Jan Roltsch-Anoll
         General Counsel

         cc:      Ed Newman
                  Tom Davis